As filed with the Securities and Exchange Commission on December 28, 2018

Securities Act File No. 333-225637

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK FUNDS VI

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BlackRock Funds VI

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

John A. MacKinnon, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Benjamin Archibald, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of Beneficial Interest.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

Master Investment Portfolio II has also executed this Registration Statement.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-225637) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Proxy Statement filed on August 15, 2018 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Dechert LLP, tax counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of State Farm Bond Fund, a series of State Farm Mutual Fund Trust, into BlackRock CoreAlpha Bond Fund, a series of BlackRock Funds VI.

BlackRock Funds VI

PART C. OTHER INFORMATION

Item 15.	Indemnification.

Section 10.02 of the Registrant’s Declaration of Trust provides:

(a) Subject to the exceptions and limitations contained in paragraph (b) below: (i) every person who is, or has been, a Trustee or officer of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series (unless the Series was terminated prior to any such liability or claim being known to the Trustees, in which case such obligations, to the extent not satisfied out of the assets of a Series, the obligation shall be an obligation of the Trust), to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such Covered Person in connection with any claim, action, suit, or proceeding in which such Covered Person becomes involved as a party or otherwise or is threatened to be involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by such Covered Person in the settlement thereof; and (ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits, or proceedings (civil, criminal, regulatory or other, including investigations and appeals), actual or threatened, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person: (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or (ii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) resulting in a payment by a Covered Person, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who neither are Interested Persons of the Trust nor are parties to the matter based upon a review of readily-available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, and administrators of such a Covered Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be repaid by such Covered Person to the Trust or Series if it ultimately is determined that he or she is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided a surety bond or some other appropriate security for such undertaking; (ii) the Trust or Series thereof is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily-available facts (as opposed to a trial-type inquiry or full investigation), that there is a reason to believe that such Covered Person will be entitled to indemnification under this Section 10.02. In connection with any determination pursuant to clause (iii) of the preceding sentence, any Covered Person who is a Trustee and is not an

Interested Person of the Trust and any Covered Person who has been a Trustee and at such time was not an Interested Person of the Trust shall be entitled to a rebuttable presumption that he or she has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

(e) Any repeal or modification of this Section 10.02, or adoption or modification of any other provision of this Trust Instrument or the By-Laws inconsistent with this Section, shall be prospective only, to the extent that such repeal, or modification adoption would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, adoption or modification.

Item 16.	Exhibits.

Exhibit		Description

1	—	Articles of Incorporation

(a)	—	Certificate of Trust, dated April 19, 2018 is incorporated herein by reference to Exhibit 1(a) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 20, 2018.

(b)	—	Agreement and Declaration of Trust, dated April 19, 2018 is incorporated herein by reference to Exhibit 1(b) to the Registrant’s Registration Statement filed on April 20, 2018.

2	—	By-Laws

(a)	—	By-Laws, dated April 19, 2018 are incorporated herein by reference to Exhibit 2(a) to the Registrant’s Registration Statement filed on April 20, 2018.

3	—	Voting Trust Agreements

(a)	—	Not applicable.

4	—	Plan of Reorganization

(a)	—	Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Proxy Statement.

5	—	Instruments Defining Rights of Security Holders

(a)	—	Article VII of the Declaration of Trust is incorporated herein by reference to Exhibit 1(b) to the Registrant’s Registration Statement filed on April 20, 2018.

(b)	—	Article IV of the By-Laws is incorporated herein by reference to Exhibit 2(a) to the Registrant’s Registration Statement filed on April 20, 2018.

6	—	Investment Advisory Contracts

(a)	—	Not applicable.

7	—	Underwriting Contracts

(a)	—	Form of Distribution Agreement between the Registrant and BlackRock Investments, LLC (“BRIL”) is incorporated by reference to Exhibit 5(a) to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of

Exhibit		Description
BlackRock Emerging Markets Fund, Inc. (f/k/a BlackRock Global Emerging Markets Fund, Inc.) (File No. 33-28248), filed on October 28, 2008.

8	—	Bonus or Profit Sharing Contracts

(a)	—	Not applicable.

9	—	Custodian Agreements

(a)	—	Form of Service Module for Custodian Services between Registrant and State Street Bank and Trust Company (“State Street”) on behalf of the Fund is incorporated by reference to an Exhibit to Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on June 29, 2011.

10	—	Rule 12b-1 and Rule 18f-3 Plans

(a)	—	Distribution and Service Plan is incorporated by reference to Exhibit 13(a) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed July 2, 2018.

(a)	—	Form of Rule 18f-3 Multi-Class Plan is incorporated by reference to Exhibit 14(a) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed July 2, 2018.

11	—	Legal Opinion

(a)	—	Opinion of Morris, Nichols, Arsht & Tunnell LLP as to the legality of the securities being registered is incorporated herein by reference to Exhibit 11(a) to the Registrant’s Registration Statement on Form N-14 filed on August 14, 2018.

12	—	Legal Opinion

(a)	—	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement is filed herewith.

13	—	Other Material Contracts

(a)	—	Master Services Agreement between Registrant and State Street dated April 21, 2011 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on June 29, 2011.

(b)	—	Form of Administration Agreement between Registrant and BlackRock Advisors, LLC (“BAL”) is incorporated by reference to Exhibit 14(a) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed July 2, 2018.

(c)	—	Sub-Administration Agreement among Registrant, BAL and State Street on behalf of the Fund, dated October 21, 1996 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed June 30, 1997.

(d)	—	Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective December 31, 2002 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed March 2, 2006.

Exhibit		Description

(e)	—	Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective September 1, 2004 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed April 28, 2006.

(f)	—	Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective January 1, 2006 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed April 30, 2007.

(g)	—	Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective January 1, 2007 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed April 30, 2007.

(h)	—	Revised Master Fee Schedule to the Sub-Administration Agreement between Registrant, BAL and State Street, dated January 1, 2006 is incorporated by reference to an Exhibit to Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed April 30, 2007.

(i)	—	Form of Transfer Agency and Shareholder Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. is incorporated by reference to Exhibit 8(a) to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.

(j)	—	Form of Eighth Amended and Restated Expense Limitation Agreement by and between Registrant, BAL, BlackRock Fund Advisors and BRIL by reference to Exhibit 8(f) to Post-Effective Amendment No. 736 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on September 28, 2017.

14	—	Other Opinions

(a)	—	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of State Farm Bond Fund is incorporated herein by reference to Exhibit 14(a) to the Registrant’s Registration Statement on Form N-14 filed on August 14, 2018.

(b)	—	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of BlackRock CoreAlpha Bond Fund is incorporated herein by reference to Exhibit 14(b) to the Registrant’s Registration Statement on Form N-14 filed on August 14, 2018.

15	—	Omitted Financial Statements

(a)	—	Not applicable.

16	—	Power of Attorney

(a)	—	Power of Attorney, dated May 18, 2018, for Susan J. Carter, Collette Chilton, Neil A. Cotty, Rodney D. Johnson, Cynthia A. Montgomery, Joseph P. Platt, Robert C. Robb, Jr., Mark Stalnecker, Kenneth L. Urish, Claire A. Walton, Frederick W. Winter, Robert Fairbairn and John M. Perlowski is incorporated herein by reference to Exhibit 16(a) to the Registrant’s Registration Statement on Form N-14 filed on June 14, 2018.

Exhibit		Description

17	—	Additional Exhibits

(a)	—	None.

Item 17.	Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

BLACKROCK FUNDS VI (REGISTRANT) ON BEHALF OF BLACKROCK COREALPHA BOND FUND

By:	/s/ JOHN M. PERLOWSKI
John M. Perlowski President and Chief Executive Officer

As required by the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI John M. Perlowski	Trustee, President and Chief Executive Officer (Principal Executive Officer)	December 28, 2018

/S/ NEAL J. ANDREWS Neal J. Andrews	Chief Financial Officer (Principal Financial and Accounting Officer)	December 28, 2018

SUSAN J. CARTER* Susan J. Carter	Trustee

COLLETTE CHILTON* Collette Chilton	Trustee

NEIL A. COTTY* Neil A. Cotty	Trustee

RODNEY D. JOHNSON* Rodney D. Johnson	Trustee

CYNTHIA A. MONTGOMERY* Cynthia A. Montgomery	Trustee

JOSEPH P. PLATT* Joseph P. Platt	Trustee

ROBERT C. ROBB, JR.* Robert C. Robb, Jr.	Trustee

MARK STALNECKER* Mark Stalnecker	Trustee

KENNETH L. URISH* Kenneth L. Urish	Trustee

CLAIRE A. WALTON* Claire A. Walton	Trustee

Signature	Title	Date

FREDERICK W. WINTER* Frederick W. Winter	Trustee

ROBERT FAIRBAIRN* Robert Fairbairn	Trustee

*By:	/S/ BENJAMIN ARCHIBALD	December 28, 2018
Benjamin Archibald (Attorney-in-Fact)

SIGNATURES

Master Investment Portfolio II has duly caused this Post-Effective Amendment to the Registration Statement of BlackRock Funds VI to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

MASTER INVESTMENT PORTFOLIO II ON BEHALF OF COREALPHA BOND MASTER PORTFOLIO

By:	/s/ JOHN M. PERLOWSKI
John M. Perlowski President and Chief Executive Officer

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement of BlackRock Funds VI has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI John M. Perlowski	Trustee, President and Chief Executive Officer (Principal Executive Officer)	December 28, 2018

/S/ NEAL J. ANDREWS Neal J. Andrews	Chief Financial Officer (Principal Financial and Accounting Officer)	December 28, 2018

SUSAN J. CARTER* Susan J. Carter	Trustee

COLLETTE CHILTON* Collette Chilton	Trustee

NEIL A. COTTY* Neil A. Cotty	Trustee

RODNEY D. JOHNSON* Rodney D. Johnson	Trustee

CYNTHIA A. MONTGOMERY* Cynthia A. Montgomery	Trustee

JOSEPH P. PLATT* Joseph P. Platt	Trustee

ROBERT C. ROBB, JR.* Robert C. Robb, Jr.	Trustee

MARK STALNECKER* Mark Stalnecker	Trustee

KENNETH L. URISH* Kenneth L. Urish	Trustee

CLAIRE A. WALTON* Claire A. Walton	Trustee

Signature	Title	Date

FREDERICK W. WINTER* Frederick W. Winter	Trustee

ROBERT FAIRBAIRN* Robert Fairbairn	Trustee

*By:	/S/ BENJAMIN ARCHIBALD	December 28, 2018
Benjamin Archibald (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit Number	Description

12(a)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.